CONSENT OF ALAN NAISMITH

The undersigned hereby consents to the references to, and the information derived from, the report titled “NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia” dated February 25, 2013, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 27, 2015, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555 and No. 333-200228) of B2Gold Corp.

/s/ Alan Naismith
Alan Naismith
March 27, 2015